Filed Pursuant to Rule 424(b)(3)
File Number 333-119428

PROSPECTUS SUPPLEMENT NO. 4

Prospectus Supplement dated January 14, 2005
to Prospectus declared
effective on November 23, 2004
(Registration No. 333-119428)
as supplemented by that Prospectus Supplement No. 1 dated November 23, 2004, that Prospectus Supplement No. 2 dated December 21, 2004
and that Prospectus Supplement No. 3 dated January 3, 2005

ALLIANCE PHARMACEUTICAL CORP.

This Prospectus Supplement No. 4 supplements our Prospectus dated November 23, 2004 and the Prospectus Supplement No. 1 dated November 23, 2004, Prospectus Supplement No. 2 dated December 21, 2004 and Prospectus Supplement No. 3 dated January 3, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 4 together with the Prospectus and each prior Prospectus Supplement referenced above.

This Prospectus Supplement includes the attached Current Report on Form 8-K of Alliance Pharmaceutical Corp. dated January 14, 2005 filed by us with the Securities and Exchange Commission.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “ALLP.OB.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is January 14, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 12, 2005

Alliance Pharmaceutical Corp.
(Exact name of registrant as specified in its charter)

New York	0-12950	14-1644018
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4660 La Jolla Village Drive, Suite 825	92122
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (858) 410-5200

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[_]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

        On January 12, 2005, the Board of Directors of the registrant amended the Company’s 2001 Stock Option Plan (the “Plan”) in accordance with Section 16 of the Plan to omit a restriction on the number of shares that may be subject to options granted to any one individual in a calendar year. The Plan, as amended, contains no such restriction. The purpose of the amendment was to enable the Company to recruit and retain quality management candidates. A copy of the Plan, as amended to date, is attached hereto as Exhibit 99.1.

        On January 12, 2005, the Board of Directors, with Duane J. Roth abstaining, granted an option under the Plan to the registrant’s chief executive officer, Duane J. Roth, to purchase an aggregate of 1,000,000 shares of the Company’s common stock at an exercise price equal to the fair market value of the common stock on the date of grant (the “Roth Option”). In addition, on January 12, 2005, the Board of Directors granted to each member of the Board of Directors an option to purchase 50,000 shares of the Company’s common stock at an exercise price equal to the fair market value of the common stock on the date of grant (the “Director Options,” and together with the Roth Option, the “Options”). The shares subject to the Options are subject to a performance-based vesting schedule as follows: (i) fifty percent (50%) of the shares vest and become exercisable on the date the registrant enters into a definitive binding agreement with a third party that terminates the cash covenant set forth in Section 4.12(l) of that certain Senior Convertible Promissory Note Purchase Agreement dated September 21, 2004 by and among the registrant and certain investors, (ii) twenty-five percent (25%) of the shares vest and become exercisable on the date that the registrant enters into a definitive binding agreement with any additional third party for the purpose of developing and marketing any of the registrant’s product candidates, including, without limitation, Oxygent, and (iii) twenty-five percent (25%) vest and become exercisable on the date that clinical trials of Oxygent are initiated in any jurisdiction worldwide.

Item 9.01 Financial Statements and Exhibits.

(c)	Exhibits

Exhibit No.	Exhibit
99.1	2001 Stock Option Plan, as amended to date.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANCE PHARMACEUTICAL CORP.
Date: January 14, 2005	/s/ Duane Roth
Duane J. Roth, Chief Executive Officer

2

Exhibit 99.1

2001 STOCK OPTION PLAN
OF
ALLIANCE PHARMACEUTICAL CORP.
(as amended through January 14, 2005)

        1.       Purpose. The purpose of this Stock Option Plan (the “Plan”) is to provide an additional incentive to, and attract and hold in service, directors, officers and other employees of the Corporation, and any future subsidiaries of the Corporation, who are providing, or who are expected to provide, services which are deemed important to the Corporation. Accordingly, these persons may be encouraged to acquire stock ownership in, and increase their commitment to, the Corporation, thereby promoting the interests of the Corporation and its shareholders. Options granted under the Plan will be non-qualified stock options which are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) ..

        2.       Definitions. When used in this Plan, unless the context otherwise requires:

(a) “Board of Directors” or “Board” shall mean the Board of Directors of the Corporation, as constituted at any time.

(b) “Chairman of the Board” shall mean the person who at the time shall be Chairman of the Board of Directors.

(c) “Committee” shall mean the Committee hereinafter described in Section 3.

(d) “Corporation” shall mean Alliance Pharmaceutical Corp., a New York corporation.

(e) “Eligible Persons” shall mean those persons described in Section 4 who are potential recipients of Options.

(f) “Fair Market Value” on a specified date shall mean the closing price at which a Share is traded on the stock exchange, if any, on which Shares are primarily traded or, if the Shares are not then traded on a stock exchange, the average of the closing bid and asked prices at which a Share is traded on the over-the-counter market, as reported on the National Association of Security Dealers Automated Quotation System, but if no Shares were traded on such date, then on the last previous date on which a Share was so traded, or, if none of the above are applicable, the value of a Share as established by the Committee for such date using any reasonable method of valuation.

(g) “Options” shall mean the Stock Options granted pursuant to this Plan.

(h) “Plan” shall mean this 2001 Stock Option Plan of Alliance Pharmaceutical Corp., as adopted by the Board of Directors on February 22, 2001, as such Plan from time to time may be amended.

(i) “President” shall mean the person who at the time shall be the President of the Corporation.

(j) “Share” shall mean a share of common stock, par value $.01 per share, of the Corporation.

(k) “Subsidiary” shall mean any corporation 50% or more of whose stock having general voting power is owned by the Corporation, or by another Subsidiary as herein defined, of the Corporation.

        3.       Committee. The Plan shall be administered by the Board of Directors unless the Board of Directors otherwise appoints a committee to administer the Plan. During any period of time in which the Plan is administered by the Board of Directors, all references in the Plan to the Committee shall be deemed to refer to the Board.

        4.       Participants. The class of persons who are potential recipients of Options granted under this Plan consist of directors and key employees of the Corporation or a Subsidiary, as determined by the Committee. The persons to whom Options are granted under this Plan, and the number of Shares subject to each such Option, shall be determined by the Committee in its sole discretion, subject, however, to the terms and conditions of this Plan.

        5.       Shares. Subject to the provisions of Section 13 hereof, the Committee may grant Options with respect to an aggregate of up to 6,000,000 Shares, all of which Shares may be either Shares held in treasury or authorized but unissued Shares.

        6.       Grant of Options. Except as described below, the number of any Options to be granted to any Eligible Person shall be determined by the Committee in its sole discretion. Options under this Plan may be granted to officers and directors of the Corporation provided that (i) all officers and directors of the Corporation, collectively, may not receive more than forty-nine percent (49%) of the total grants of Options under this Plan; and (ii) all officers and directors must not constitute more than forty-nine percent (49%) of the number of participants receiving Options under the Plan. It is intended that the Plan be a “broadly based plan” within the meaning of the marketplace rules of The Nasdaq Stock Market and Options will be granted accordingly.

        Nothing herein contained shall be construed to prohibit the issuance of Options at different times to the same person.

        An Option shall be evidenced by a written Option agreement in a form approved by the Committee. An Option agreement signed by the Chairman of the Board or the President or a Vice President of the Corporation, and dated the day of grant, or such later date as the Committee in its sole discretion, shall determine, shall be tendered to each person to whom an Option is granted, except that such Option agreement shall be deemed rescinded and have no effect if the Option holder, within a specified period, does not sign an unqualified acceptance, in such form as the Committee has prescribed, of such Option agreement.

        7.       Purchase Price. The purchase price per Share of the Shares to be purchased pursuant to the exercise of an Option shall be fixed by the Committee at the time of grant; provided however, that the purchase price per Share shall not in any event be less than 100% of the Fair Market Value of a Share on the date of grant of the Option.

        8.       Duration of Options. The duration of any Option granted under this Plan shall be for a period of ten years from the date upon which the Option is granted or such lesser period as the Committee may determine at the time of grant.

        9.       Exercise of Options. Except as otherwise provided herein, Options, after the grant thereof, shall be exercisable by the holder at such rate and times as may be fixed by the Committee; provided, however, that no Options may be exercised for less than 100 Shares at a time, unless the grant is for a number of Shares not evenly divisible by 100, in which case the final exercise may be for the remaining Shares.

        Notwithstanding the foregoing, all or any part of any remaining unexercised Options granted to any person may be exercised in the following circumstances: (a) subject to the provisions of Section 14 hereof, immediately upon (but prior to the expiration of the term of the Option) the holder’s cessation of employment or service due to retirement from the Corporation and all Subsidiaries on or after his 65th birthday, (b) subject to the provisions of Section 12 hereof, upon the disability (to the extent and in a manner as shall be determined by the Committee in its sole discretion) or death of the holder, or (c) upon the occurrence of such special circumstance or event as in the opinion of the Committee merits special consideration.

        An Option shall be exercised by the delivery of a written notice duly signed by the holder thereof to such effect (“Exercise Notice”), together with the full purchase price of the Shares purchased pursuant to the exercise of the Option, to the Chairman of the Board or an officer of the Corporation appointed by the Chairman of the Board for the purpose of receiving the same. Payment of the full purchase price shall be made as follows: (i) in cash or by check payable to the order of the Corporation which amount payable includes all applicable withholding taxes; (ii) by including in the Exercise Notice an order to a designated broker to sell part or all of the Shares and to deliver sufficient proceeds to the Corporation to pay the full purchase price of the Shares and all applicable withholding taxes; (iii) if specifically authorized by the Committee and the purchaser is an employee at the time of purchase, by payment in cash of at least $.01 per Share and all applicable withholding taxes, with the remainder of the Option price being borrowed from the Corporation as described below; or (iv) by such other methods as the Committee may permit from time to time. In the case described in clause (iii) above, the Corporation, unless otherwise determined by the Committee, will lend to such purchaser an amount up to the excess of the full Option price of the Shares purchased over the cash payment, but not more than the excess of such price over the par value of such Shares, such loan to be evidenced by the purchaser’s delivery to the Corporation of his or her unconditional promissory note to pay the amount of the loan within five years in such manner as is determined by the Committee. Any such note: (i) shall be dated the date of the Exercise Notice of the Option, (ii) shall provide for the payment of equal installments of principal, (iii) shall provide for quarterly payment of interest on such indebtedness at such rate as the Committee may determine, which cannot be less than the prime rate and (iv) shall be in such form and contain such other provisions as the Committee may determine from time to time. In connection with any such loan, the purchaser shall deposit with the pledge to the Corporation the certificate or certificates evidencing all of the Shares so purchased, to be held by the Corporation as collateral security for such loan. If the employment of the purchaser is terminated by reason of death, any unpaid balance of such indebtedness shall become due and payable one year after the date of the death, but not later than five years after the date of purchase, unless otherwise determined by the Committee. If the employment of the purchaser is terminated for any reason other than death, any unpaid balance of such indebtedness shall become immediately due and payable on such date of termination, unless otherwise determined by the Committee. Cash dividends paid on Shares held by the Corporation as security shall be paid to the purchaser. Voting rights and other shareholder’s rights with respect to all Shares shall vest in the purchaser although the Shares are held by the Corporation as security. Upon default in the payment of principal or interest on a loan provided for in this paragraph, the Corporation, to the extent then permitted by law and without demand or notice to the debtor, may sell any pledged Shares for the benefit of the debtor and apply the net proceeds of such sale to the then unpaid principal and interest on such loan, and any remainder of such proceeds shall be paid to the debtor.

        Within a reasonable time after the exercise of an Option, the Corporation shall cause to be delivered to the person entitled thereto, a certificate for the Shares purchased pursuant to the exercise of the Option, subject to the deposit of such certificate as collateral security for a loan as described in the preceding paragraph. If the Option shall have been exercised with respect to less than all of the Shares subject to the Option, the Corporation shall maintain records indicating the number of Shares with respect to which the Option remains available for exercise and, absent manifest error, the Corporation’s records shall be determinative.

        In lieu of the foregoing option exercise payment methods, the Option holder may deliver with the Exercise Notice (A) shares of the Corporation’s Common Stock owned by the holder having a Fair Market Value calculated as of the date of the Option exercise equal to the sum of (i) the aggregate Option exercise price of the Shares with respect to which such Option or portion is being exercised and (ii) applicable withholding taxes, duly endorsed for transfer to the Corporation, or (B) written instructions to withhold shares of the Corporation’s Common Stock issuable to the holder upon exercise of the Option being exercised, having a Fair Market Value calculated as of the date of the Option exercise equal to the sum of (i) the aggregate Option exercise price of the Shares with respect to which such Option or portion is being exercised (including the Shares to be withheld) and (ii) applicable withholding taxes.

        Notwithstanding any other provision of the Plan or of any Option, no Option granted pursuant to the Plan may be exercised at any time when the Option or the granting or exercise thereof violates any law or governmental order or regulation.

        10.       Consideration for Options. The Corporation shall obtain such consideration for the grant of an Option as the Committee in its discretion may determine.

        11.       Restrictions on Transferability of Options. Options shall not be transferable otherwise than by will or by the laws of descent and distribution or as provided in this Section 11. Notwithstanding the foregoing, the Committee may, in its discretion, authorize a transfer of all or a portion of any Option, other than an Option which is intended to qualify as an incentive stock option, by the initial holder to (i) the spouse, children, stepchildren, grandchildren or other family members of the initial holder (“Family Members”), (ii) a trust or trusts for the exclusive benefit of such Family Members, (iii) a corporation or partnership in which such Family Members and the initial holder are the only shareholders or partners, (iv) a former spouse of the initial holder pursuant to a “domestic relations order” as defined in Section 414(p) of the Internal Revenue Code, or (v) such other persons or entities which the Committee may permit; provided, however, that subsequent transfers of such Options shall be prohibited except by will or the laws of descent and distribution. Any transfer of such an Option shall be subject to such terms and conditions as the Committee shall approve, including that such Option shall continue to be subject to the terms and conditions of the Option and of the Plan as amended from time to time. The events of termination of employment or service under Section 12 shall continue to be applied with respect to the initial holder, following which a transferred Option shall be exercisable by the transferee only to the extent and for the periods specified under Section 12.

        12.       Termination of Employment. All or any part of any Option, to the extent unexercised, shall terminate immediately: (i) in the case of an employee, upon the cessation or termination for any reason of the holder’s employment by the Corporation or any Subsidiary, or (ii) in the case of a director who is not an employee, upon the holder’s ceasing to serve as a director of the Corporation or any Subsidiary, except that the holder shall have until the end of the tenth business day following the cessation of his employment with the Corporation or its Subsidiaries or his service as a director of the Corporation or its Subsidiaries, and no longer, to exercise any unexercised Option that he could have exercised on the day on which such employment or service terminated; provided, that such exercise must be accomplished prior to the expiration of the term of such Option. Notwithstanding the foregoing, if the cessation of employment or service is due to retirement on or after attaining the age of sixty-five (65) years, or to disability (to an extent and in a manner as shall be determined in each case by the Committee in its sole discretion) or to death, the holder or the representative of the estate of a deceased holder shall have the privilege of exercising the Options which are unexercised at the time of such retirement, or of such disability or death; provided, however, that such exercise must be accomplished prior to the expiration of the term of such Option and (a) within three months of the holder’s retirement or disability, or (b) within six months of the holder’s death, as the case may be. If the employment or service of any Option holder with the Corporation or its Subsidiaries shall be terminated because of the Option holder’s violation of the duties of such employment or service with the Corporation or its Subsidiaries as he may from time to time have, the existence of which violation shall be determined by the Board in its sole discretion (which determination by the Board shall be conclusive), all unexercised Options of such Option holder shall terminate immediately upon such termination of the holder’s employment or service with the Corporation or its Subsidiaries, and an Option holder whose employment or service with the Corporation or its Subsidiaries is so terminated, shall have no right after such termination to exercise any unexercised Option he might have exercised prior to the termination of his employment or service with the Corporation or its Subsidiaries.

        13.       Adjustment Provision. If prior to the complete exercise of any Option there shall be declared and paid a stock dividend upon the Shares or if the Shares shall be split up, converted, exchanged, reclassified, or in any way substituted for, then the Option, to the extent that it has not been exercised, shall entitle the holder thereof upon the future exercise of the Option to such number and kind of securities or cash or other property subject to the terms of the Option to which he would have been entitled had he actually owned the Shares subject to the unexercised portion of the Option at the time of the occurrence of such stock dividend, split-up, conversion, exchange, reclassification or substitution, and the aggregate purchase price upon the future exercise of the Option shall be the same as if the originally optioned Shares were being purchased thereunder.

        Any fractional shares or securities issuable upon the exercise of the Option as a result of such adjustment shall be payable in cash based upon the Fair Market Value of such shares or securities at the time of such exercise. If any such event should occur, the number of Shares with respect to which Options remain to be issued, or with respect to which Options may be reissued, shall be adjusted in a similar manner.

        Notwithstanding any other provision of this Plan, in the event of a recapitalization, merger, consolidation, rights offering, reorganization, liquidation, or other change in the Corporation’s corporate structure or outstanding Shares, the Committee may make such equitable adjustments to the number of Shares and class of shares available hereunder as it shall deem appropriate to prevent dilution or enlargement of rights.

        14.       Issuance of Shares and Compliance with Securities Act. The Corporation may postpone the issuance and delivery of Shares pursuant to the grant or exercise of any Option until (a) the admission of such Shares to listing on any stock exchange on which Shares of the Corporation of the same class are then listed, and (b) the completion of such registration or other qualification of such Shares under any State or Federal law, rule or regulation as the Corporation shall determine to be necessary or advisable. Any holder of an Option shall make such representations and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation, in the light of the then existence or non-existence with respect to such Shares of an effective registration statement under the Securities Act of 1933, as from time to time amended (the “Securities Act”), to issue the Shares in compliance with the provisions of the Securities Act or any comparable act. The Corporation shall have the right, in its sole discretion, to legend any Shares which may be issued pursuant to the grant or exercise of any Option, or may issue stop transfer orders in respect thereof.

        15.       Income Tax Withholding. If the Corporation or a Subsidiary shall be required to withhold any amounts by reason of any Federal, State or local tax rules or regulations in respect of the issuance of Shares pursuant to the exercise of any Option, the Corporation or the Subsidiary shall be entitled to deduct and withhold such amounts from any cash payments to be made to the holder of such Option. In any event, the holder shall make available to the Corporation or Subsidiary, promptly when requested by the Corporation or such Subsidiary, sufficient funds to meet the requirements of such withholding; and the Corporation or Subsidiary shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds made available to the Corporation or Subsidiary out of any funds or property due or to become due to the holder of such Option.

        16.       Administration and Amendment of the Plan. Except as hereinafter provided, the Board of Directors or the Committee may at any time withdraw or from time to time amend the Plan as it relates to, and the terms and conditions of, any Option not theretofore granted, and the Board of Directors or the Committee, with the consent of the affected holder of an Option, may at any time withdraw or from time to time amend the Plan as it relates to, and the terms and conditions of, any outstanding Option. Notwithstanding the foregoing, the Corporation may not amend the Plan to modify the restrictions on granting Options to officers and directors set forth in Section 6 hereof unless permitted by law and applicable exchange rules. Options issued hereunder will not be re-priced by lowering the Option exercise price of a previously granted award, or by cancellation of outstanding Options with subsequent replacement, or re-grant of Options with lower exercise prices.

        Determinations of the Committee as to any question which may arise with respect to the interpretation of the provisions of the Plan and Options shall be final. The Committee may authorize and establish such rules, regulations and revisions thereof not inconsistent with the provisions of the Plan, as it may deem advisable to make the Plan and Options effective or provide for their administration, and may take such other action with regard to the Plan and Options as it shall deem desirable to effectuate their purpose.

        17.       No Right of Employment or Service. Nothing contained herein or in an Option shall be construed to confer on any Eligible Person any right to be continued in the employ or service of the Corporation or any Subsidiary or derogate from any right of the Corporation and any Subsidiary to retire, request the resignation of or discharge such Eligible Person (without or with pay), at any time, with or without cause.

        18.       Final Issuance Date. No Option shall be granted under the Plan after February 22, 2011.